1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F         X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                        No         X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 26, 2010	By	/s/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE THIRTEENTH MEETING OF THE

FOURTH SESSION OF THE BOARD

The purpose of this announcement is to disclose the resolutions passed at the thirteenth meeting of the fourth session of the Board on 26 February 2010.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The notice of the thirteenth meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 22 February 2010 by way of written notices or e-mails. The meeting was held on 26 February 2010 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Thirteen directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company (the “Articles”).

The thirteen directors of the Company (the “Directors”) present at the meeting unanimously agreed and passed the below resolutions:

1.	To approve the “Proposal regarding the election of Vice Chairman of Yanzhou Coal Mining Company Limited”.

It was resolved that Mr. Li Weimin be elected as a vice chairman of the fourth session of the Board of the Company.

2.	To approve the “Proposal regarding the expansion of the Company’s business scope and the amendments to the Articles of Yanzhou Coal Mining Company Limited”.

(1)	The business scope of the Company is proposed to include the “sale of coking coal and iron ore; import and export of goods and technology; warehousing; automotive repairs.”

The existing Article 12(2) of the Articles:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials.”

is proposed to be amended as:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coking coal and iron ore; import and export of goods and technology; warehousing; automotive repairs.”

(2)	The proposal is to be submitted for consideration and approval at the next general meeting of the Company.

3.	To approve the “Proposal regarding the amendments to the Manuals on Information Disclosure Management of Yanzhou Coal Mining Company Limited”.

By order of the Board Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

26 February 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Li Weimin, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Annex:

PERSONAL BIOGRAPHY OF MR. LI WEIMIN

Li Weimin, aged 49, a researcher in engineering technique applications and PhD, holder of a doctor degree in mining engineering and a master degree of Economic Master of Business Administration (EMBA). Mr. Li is the vice chairman and general manager of Yanzhou Coal Mining Company Limited (the “Company”). Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III of the Company. In August 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group Company Limited (“Yankuang Group”). In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group and became a member of the senior management of Yankuang Group. From May 2009 to August 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group and served as the head of the Safety and Supervision Bureau of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as a director and the vice chairman of the Company in February 2010. Mr. Li was graduated from China University of Mining and Technology and Nankai University.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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